

25002063

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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~~SEC FILE NUMBER~~
8-37601

ANNUAL REPORTS
SEC Mail Processing **FORM X-17A-5**

FEB 2 8 2025 **PART III**

Washington DC **FACING PAGE**
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ProFunds Distributors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7272 Wisconsin Ave 21st Floor

(No. and Street)

Bethesda	**MD**	**20814**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Stein	**240-497-6510**	**pstein@proshares.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berry, Dunn, McNeil & Parker LLC

(Name – if individual, state last, first, and middle name)

2211 Congress St	**Portland**	**ME**	**04102**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**136**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ed Karpowicz _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ProFunds Distributors, Inc. _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or own behalf person, as the case may be, has any proprietary interest in any account classified solely as that of _____.

ROBERTO RABORZONE, JR.
Notary Public - State of Maryland
Montgomery County
My Commission Expires Dec 23, 2027

Signature:

Title:
Financial and Operations Principal

State of Maryland   County of Montgomery
Subscribed and sworn to (or affirmed) before me this 26th day of August 2025 by Ed Karpowicz

Notary Public

This filing** contains (check all applicable boxes):
- ▣ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ▣ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ▣ (d) Statement of cash flows.
- ▣ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ▣ (g) Notes to consolidated financial statements.
- ▣ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ▣ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Financial Statements and Supplemental Information

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ProFunds Distributors, Inc. (the Company) as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2019.

Portland, Maine
February 26, 2025

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	9,203,212
Receivable from affiliate		622,657
Prepaid expenses		391,562
Distribution fees receivable		93,133
Distribution related fees receivable		2,769
Fixed assets (net of accumulated depreciation of $278,073)		208,999
Right-of-use asset		1,416,150
Other assets		395,099
Net deferred tax asset		539,382
Total assets	$	12,872,963

Liabilities and Stockholder's equity

Liabilities:		
Accrued compensation	$	4,528,205
Payable to affiliates		679,003
Accrued distribution related expenses		168,674
Distribution fees payable		93,133
Lease liability		2,051,299
Other accounts payable and accrued expenses		465,175
Total liabilities		7,985,489
Stockholder's equity:		
Common stock – $1 par value; 1,000 shares authorized; 820 shares issued and outstanding		820
Capital in excess of par value		5,794,652
Accumulated deficit		(907,998)
Total stockholder's equity		4,887,474
Total liabilities and stockholder's equity	$	12,872,963

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Income

Year ended December 31, 2024

Revenue:		
Distribution service fees	$	22,738,490
Distribution and distribution related fees		1,119,777
Interest & other income		342,134
Total revenues		24,200,401
Expenses:		
Compensation and benefits		16,329,596
Fund marketing and promotion		1,162,639
Communications and technology		2,462,641
Occupancy		1,421,548
Distribution and distribution related expenses		1,119,777
Professional fees		322,659
Licenses and fees		102,867
Other expenses		664,556
Total expenses		23,586,283
Profit before income tax expense		614,118
Income tax expense		769,239
Net loss	$	(155,121)

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2024

	Common stock		Capital in excess of par value		Accumulated deficit		Total stockholder's equity
Balances at December 31, 2023	$	820	$	5,794,652	$	(752,877)	$ 5,042,595
Net loss December 31, 2024		—		—		(155,121)	(155,121)
Balances at December 31, 2024	$	820	$	5,794,652	$	(907,998)	$ 4,887,474

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Cash Flows

Year ended December 31, 2024

Cash flows from operating activities:		
Net loss	$	(155,121)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense		107,591
Non-cash lease expense		309,617
Deferred income tax expense		771,070
Changes in assets and liabilities:		
Increase in receivable from affiliates		(463,088)
Increase in prepaid expenses		(5,522)
Increase in distribution fees receivable		(16,975)
Increase in distribution related fees receivable		(1,013)
Increase in other assets		(15,868)
Decrease in accrued compensation		(109,762)
Decrease in payable to affiliates		(644,243)
Decrease in accrued distribution related expenses		(15,550)
Increase in distribution fees payable		16,975
Decrease in other accounts payable and accrued expenses		(6,850)
Net cash used by operating activities		(228,739)
Cash flows from investing activities:		
Purchases of fixed assets		(82,239)
Net decrease in cash		(310,978)
Cash and cash equivalents:		
Beginning of year		9,514,190
End of year	$	9,203,212
Supplemental disclosure of cash flow information:		
Income taxes paid	$	24,623

See accompanying notes to financial statements.

5

(1) Organization

ProFunds Distributors, Inc. (the Company) is a wholly owned subsidiary of ProFund Advisors LLC (PFA). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Effective February 29, 2008, PFA acquired the outstanding common stock of the Company under a Stock Purchase Agreement among the Company, PFA and Citi Investor Services, Inc., the former sole stockholder and a wholly owned subsidiary of Citibank, N.A.

The Company serves as distributor and underwriter for the mutual funds in the ProFunds Trust (the Funds). A portion of the Company's revenues are earned from the Funds from the sale of the Funds' shares. The Company also provides distribution, shareholder and wholesaling support to PFA, ProShare Advisors LLC (PSA) and ProShare Capital Management LLC (PCM).

The Company has identified the Interim Head of Finance as the chief operating decision maker, who uses net income to evaluate the results of the business to manage the Company. Additionally, the chief operating decision maker uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the chief operating decision maker manages the business activities using information of the Company as a whole.

The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies footnote. Refer to the Company's statement of income for the Company's segment revenue and significant expenses. Interest income for the year ended December 31, 2024 was $340,584 and is included in interest & other income in the statement of income. The measure of segment assets is reported on the statement of financial condition as total assets. Noncash items, such as depreciation, as well as expenditures for fixed assets, are reported in the statement of cash flows.

(2) Summary of Significant Accounting Policies

(a) Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b)   Cash and cash equivalents

Cash and cash equivalents include investments and money market funds with original terms to maturity of less than three months. The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(c)   Revenue Recognition

Distribution service fees

Pursuant to a Distribution Services Agreement between the Company, PFA, PSA and PCM, the Company is required to provide distribution services and such services represent a series of services which form a single performance obligation. As compensation for such services, the Company is entitled to receive a fixed-monthly fee plus variable consideration for costs directly incurred by the Company for services provided under the Distribution Services Agreement. The Company recognizes the fixed-monthly fee on a monthly basis over the term of the agreement as those amounts become payable. The Company recognizes variable consideration on a monthly basis over the term of the agreement based on costs directly incurred by the Company for services provided under the Distribution Services Agreement, as long as it does not expect a significant reversal in future periods. There is no transaction price allocated to unsatisfied performance obligations at year-end.

Distribution and distribution related fees

Distribution and distribution related fees represent 12b-1 fees and shareholder servicing fees paid by the Funds pursuant to Distribution Agreements between the Funds and the Company. The agreements for these fees have one performance obligation as distribution services are not separately identifiable from shareholder servicing promises in the agreements, and therefore, are not distinct. The Company's performance obligation is satisfied at the point in time when an investor makes an investment into the Funds. The fees for these distribution and servicing agreements are principally determined based on average daily net assets of the Funds, which change based on fluctuations in financial markets, and the length of time an investor remains in the fund, and represent variable consideration. These fees are generally constrained, and excluded from revenue, until the uncertainty is resolved each month, which is when the net asset values and investor activities are known. Distribution and distribution related fees in the current period are primarily related to performance obligations that have been satisfied in prior periods.

(d)   Distribution and Distribution Related Expenses

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Distribution Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Agreements. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and

printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses. Under the terms of the Distribution Agreements, upon cessation of the Company, any unused distribution and distribution related expenses would be paid to the Funds or third party asset manager.

(e) *Phantom Share Plan*

Certain employees of the Company participate in a Phantom Share Plan (the Plan) established by PFA. Under the Plan, participants are entitled to a cash benefit equal to the Plan's phantom share value, which is determined by PFA based on a predetermined formula pursuant to the Plan document. Awards issued under the Plan are subject to a three to four year vesting schedule. There are 2,500,000 phantom share units authorized under the Plan.

As a liability classified award, compensation expense related to the Plan is measured ratably over the requisite service period of the awards based on the phantom share value as of each reporting date, pursuant to a predetermined formula in the Plan's documents.

Costs related to the Company's employees participating in the Plan are allocated to the Company by PFA. A summary of the status of the phantom shares related to the Company as of December 31, 2024, and changes during the year ended December 31, 2024, is presented below:

	Awards		Weighted average grant date share value
Balances at December 31, 2023	70,258	$	40.00
Granted	9,304		63.13
Exercised	(14,212)		44.21
Forfeited	(1,835)		62.58
Balances at December 31, 2024	63,515	$	41.80

The Company recognized compensation expense of $733,600 related to the Plan during 2024. At December 31, 2024, the amount of accrued but unpaid compensation was $753,979 and is included in accrued compensation.

For certain management-level awards, there is a change in control component of the award that is only received by the participant upon a change in control. As of December 31, 2024, management believes the likelihood of a change in control is remote and thus compensation expense related to these shares has not been accrued. As of December 31, 2024, there are 34,721 shares granted and fully vested attributable to a change in control event.

8

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Notes to Financial Statements

December 31, 2024

Unearned compensation related to the Plan was $3,934,448 at December 31, 2024 and includes the change in control component. The weighted average period that these awards are expected to be recognized over is 1.08 years excluding the change in control component.

(f) *Fixed Assets*

Fixed assets are stated at cost, net of accumulated depreciation using the straight-line method. Provisions for depreciation are based on the following estimated useful lives: computer and communications software and equipment, three years; leasehold improvements, over the shorter of the estimated useful life or the remaining life of the lease; and furniture and other equipment, seven years.

(g) *Income Taxes*

The Company files its own U.S. federal and applicable state income tax returns and calculates income tax expense as a stand alone entity. The 2021 through 2024 tax years generally remain subject to examination by U.S. federal authorities and applicable state tax authorities.

The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse. At December 31, 2024, the Company has a net deferred tax asset of $539,382 with no valuation allowance, due to temporary differences arising from the timing of recognition of certain income and expenses between financial reporting and income tax purposes. The net deferred tax asset consists of a deferred tax asset of $587,762 and a deferred tax liability of $48,380. Temporary differences principally relate to accrued compensation items, intercompany transactions, fixed assets and tax loss carryforwards. Deferred tax benefit or expense is recognized in the statement of income for changes in deferred tax assets and liabilities between years. Income tax expense for the year ended December 31, 2024 of $769,239 consists of $1,831 in current tax benefit and $771,070 in deferred tax expense. Income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 21% to pretax income principally as a result of permanent differences and state taxes, net of the federal benefit.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. Management has concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2024.

(h) Comprehensive Income (Loss)

The Company's net loss equals comprehensive loss as the Company has no components of other comprehensive income or loss.

(3) Related Party Transactions

As previously described, the Company derives a majority of its revenues from affiliated entities, primarily distribution fees from the Funds and distribution service fees from PFA, PSA and PCM.

The Company has an Expense Sharing Agreement with PFA pursuant to which PFA provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. PFA charges the Company administrative service fees for these services designed to cover the costs of providing such services. The administrative service fees charged by PFA amounted to $4,269,000 for the year ended December 31, 2024 and are included in compensation and benefits, occupancy, professional fees, communication and technology and other expenses in the statement of income. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

(4) Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2024, the Company had net capital under the Rule of $2,633,873 which was $2,195,917 in excess of its minimum required net capital of $437,956. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024 was 2.49 to 1.

(5) Contracts

The Company has Distribution Agreements with the Funds under which it provides distribution services. The Distribution Agreements continue in effect until terminated by either party. The Company receives 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees) as outlined in their respective agreements.

(6) Lease Obligations

The Company has an operating lease for office facilities, which expires on December 31, 2026. The Company has the option to renew this lease for an additional three year period. However, this renewal is not included in the right-of-use asset and lease liability, as the Company is not reasonably certain to renew the lease. As a condition of the lease, the Company delivered a $358,395 stand-by letter of credit to the landlord.

Leases are classified as operating or finance leases at the lease commencement date. The Company does not have any finance leases. Lease expense for operating leases are recognized on a straight-line basis over the lease term. Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. A lease that, at the commencement date, has a lease term of 12 months or less is considered a short-term lease. The Company has elected to not record ROU assets and lease liabilities for short-term leases.

The components of lease expense for the year ended December 31, 2024 were as follows:

Operating lease expense:		
Amortization of ROU assets	$	649,444
Interest on lease liabilities		108,167
Short-term lease expense		31,050
Total operating lease expense		788,661
Variable occupany costs and depreciation		632,887
Occupancy costs	$	1,421,548

Other information related to leases as of December 31, 2024 was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in operating lease liabilities:	$	447,994
Weighted-average remaining operating lease term:		2.0 years
Weighted average discount rate on operating leases:		4.6%

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2024 are as follows:

		Operating leases
2025	$	1,075,186
2026		1,075,186
Total undiscounted lease payments		2,150,372
Less imputed interest		(99,073)
Net lease liability	$	2,051,299

(7)   Employee Benefit Plan

The Company contributed to a qualified 401(k) plan (the 401(k) Plan) during the year, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their compensation and the Company will make matching contributions as described in the 401(k) Plan. Matching contributions charged to expense were $270,536 for the year ended December 31, 2024.

(8)   Indemnifications

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's maximum exposure under these contracts is not currently known, as any such exposure would be based on future claims which could be made against the Company. Management is not currently aware of any such pending claims and expects the risk of any future material obligation under these indemnifications to be remote.

(9)   Subsequent Events

Management has evaluated subsequent events through February 26, 2025 the date at which the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Supplemental Information

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2024

Total stockholder's equity		$ 4,887,474
Deductions for nonallowable assets:		
Prepaid expenses	$ 391,562	
Distribution fees receivable	93,133	
Distribution related fees receivable	2,769	
Receivable from affiliate	622,657	
Fixed assets	208,999	
Other assets	395,099	
Net deferred tax asset	539,382	2,253,601
Net capital		2,633,873
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000)		437,956
Excess net capital		$ 2,195,917
Net capital less 10% of aggregate indebtedness		$ 1,976,939
Total aggregate indebtedness (total liabilities, excluding operating lease liability up to ROU assets)		6,569,339
Percentage of aggregate indebtedness to net capital		249.42%

Statement Pursuant to Paragraph (d) of Rule 17a-5:
There are no material differences between the computation above and the computation included in the amended filing of the December 31, 2024 Unaudited FOCUS Report, Form X-17A-5, Part IIA, filed on February 25, 2025.

See accompanying report of independent registered public accounting firm.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule II

Determination of
Reserve Requirements Pursuant to Rule 15c3-3
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2024

The reserve and information related to possession or control requirements are not applicable to the Company as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.

14

ProFunds Distributors, Inc. Exemption Report

ProFunds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ProFunds Distributors, Inc.

I, Mihir Gupta, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Executive Director, Interim Head of Finance

February 26, 2025



REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) ProFunds Distributors, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 26, 2025